U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-56290

Notification of Late Filing

(Check One):

☐ Form  10-K ☐ Form  20-F  ☐ Form  11-K  ☒ Form  10-Q ☐ Form N-SAR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

KeyStar Corp. Full Name of Registrant

__________________________
Former Name if Applicable

9620 Las Vegas Blvd. S STE E4-98,
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89118
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

As of the date of this Notification of Late Filing (Form 12b-25), the Company has not yet completed the valuation of the Series B Convertible Preferred Stock that it issued on December 28, 2021. Those shares and their value are to be included in the Company’s balance sheet as at December 31, 2021, which balance sheet is a part of the Company’s financial statements that will be included in its Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2021. Thus, the Company was unable to file this Quarterly Report within the prescribed period. The Company expects to file its Quarterly Report not later than the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Bruce Cassidy Sr.	(702)	800-2511
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Keystar Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2022	By: /s/ Bruce Cassidy Sr.
Bruce Cassidy Sr. Its: CEO